F r a s e r a n d C o m p a n y
Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS
   (1) Personal law corporation
  (2) Also member of Massachusetts bar
  (3) Also member of Ontario bar
  (4) Also member of New York bar

  March 20, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: H. Christopher Owings, Assistant Director

  Dear Sir:

  Re: Golden Aria Corp.
  Amendment No. 2 to Form SB-2 Registration Statement

  File No. 333-130934

  Further to your letter dated March 20, 2006, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits.

  The only change requested was in the financial statement note numbers. The note numbers have been added manually, as requested. As this was the only change to the document, the only red-tagged change is to the title page, noting that this document is now "Amendment #2". I trust you will find this satisfactory.

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ David K. Fraser

  David K. Fraser

  DKF/dlm
  Attach.